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Nat Remy · 2nd

NYCE Companies

CXO, NYCE | On a mission to create 100,000 millionaires by 2030. #100KMillionaires

New York, New York, United States ·

Contact info

500+ connections

 **3 mutual connections:** Jonny Price, Justin Renfro, and 1 other

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Experience

CXO
NYCE Companies
Jan 2020 – Present · 1 yr 7 mos
New York, New York, United States

 **Head, Global Brand Integration**
Black Women Talk Tech
Jun 2019 – Jun 2020 · 1 yr 1 mo
Greater New York City Area

 **NATPE**
5 yrs

Director, NXTGN Development & Partnerships
Feb 2018 – Sep 2019 · 1 yr 8 mos
Greater New York City Area

Marketing Manager
Oct 2014 – Sep 2019 · 5 yrs
Greater Los Angeles Area

Director of Volunteers
California Philharmonic
Jun 2014 – Sep 2014 · 4 mos
South Pasadena, California



Account Manager
BizBash
Apr 2013 – Jun 2013 · 3 mos

Show 3 more experiences ⌄

Education



California State University-Los Angeles
Bachelor of Arts (B.A.), Radio, Television, and Digital
Communication
2003 – 2009

Internships
2007 – 2009

NBC Universal Casting Office
Burbank, CA
Casting & Recruiting Intern

Last Call with Carson Daly
Burbank, CA
Talent Coordinator Intern

Merge Magazine
West Hollywood, CA
Marketing & Research Intern



